Exhibit 99.1

Alibaba Group Announces December Quarter 2019 Results

Hangzhou, China, February 13, 2020 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2019.

“Alibaba Group experienced robust growth across our business this past quarter,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Our digital economy reached new heights with another record 11.11 Global Shopping Festival for our merchants and partners. Continued investment in user engagement, especially through social commerce content, contributed to our strong gains in annual active consumers. As a result of its rapid growth, our cloud computing services for the first time generated revenue of over RMB10 billion in a single quarter. In response to the coronavirus, we mobilized Alibaba ecosystem’s powerful forces of commerce and technology to fully support the fight against the outbreak, ensure supply of daily necessities for our communities and introduced practical relief measures for our merchants. No matter past, present or future, we remain true to our mission and we will support our merchants to overcome this challenging time together.”

“We had a successful listing on the main board of the Hong Kong Stock Exchange in November and delivered strong results for the quarter, with top-line revenue growth of 38% year-over-year and adjusted EBITDA growth of 37% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Looking forward, we will remain dedicated to investing in digital infrastructure and services, supporting our customers and partners across the Alibaba Digital Economy, especially during the challenging time.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2019:

•                  Revenue was RMB161,456 million (US$23,192 million), an increase of 38% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 711 million, an increase of 18 million from the 12-month period ended September 30, 2019.

•                  Mobile MAUs on our China retail marketplaces reached 824 million in December 2019, an increase of 39 million over September 2019.

•                  Income from operations was RMB39,560 million (US$5,682 million), an increase of 48% year-over-year.  Adjusted EBITDA, a non-GAAP measurement, increased 37% year-over-year to RMB55,880 million (US$8,027 million).

•                  Adjusted EBITA for core commerce was RMB58,075 million (US$8,342 million), an increase of 26% year-over-year.  Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 22% year-over-year to RMB66,371 million (US$9,534 million).

•                  Net income attributable to ordinary shareholders was RMB52,309 million (US$7,514 million), and net income was RMB50,132 million (US$7,201 million). Non-GAAP net income was RMB46,493 million (US$6,678 million), an increase of 56% year-over-year.

•                  Diluted earnings per ADS was RMB19.55 (US$2.81) and non-GAAP diluted earnings per ADS was RMB18.19 (US$2.61), an increase of 49% year-over-year.  Diluted earnings per share was RMB2.44 (US$0.35) and non-GAAP diluted earnings per share was RMB2.27 (US$0.33), an increase of 49% year-over-year.

•                  Net cash provided by operating activities was RMB96,505 million (US$13,862 million) and non-GAAP free cash flow was RMB78,279 million (US$11,244 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Core Commerce

We achieved strong results reflecting our strategic focus on user acquisition and engagement as well as on enhancing product variety and increasing our offerings of price-competitive products.  In December 2019, our China retail marketplaces had 824 million mobile MAUs, representing a net increase of 39 million from September 2019.  Annual active consumers on our China retail marketplaces reached 711 million for the 12 months ended December 31, 2019, an increase of 18 million compared to 693 million for the 12 months ended September 30, 2019.  Over 60% of new annual active consumers were from less developed areas.

Taobao — fast growing and dynamic consumer community.  Taobao continues to improve in content innovation and personalized recommendations to serve existing consumers and attract new ones.  “Taobao Live,” where merchants and key opinion leaders (“KOLs”) use live-broadcast to market to their fans and customers, has become one of the fastest growing and an effective selling formats on our China retail marketplaces.  In December 2019, GMV generated from Taobao Live and the number of monthly active users who watched Taobao Live both grew over 100% year-over-year.

Tmall — 11.11 Global Shopping Festival adds to robust GMV growth on China’s leading consumer and engagement platform.  Tmall continues to expand its leadership position as the consumer engagement and distribution platform of choice for brands in China.  Tmall online physical goods GMV, excluding unpaid orders, grew 24% year-over-year in the quarter ended December 31, 2019, with strong growth in fast-moving consumer goods (“FMCG”) and consumer electronics.  Our consumer segmentation initiatives have been well received by users as we continued to see strong order growth and higher purchase frequency.

Our annual 11.11 Global Shopping Festival in the quarter was another record-breaking event, generating RMB268.4 billion (US$38.4 billion) in GMV settled through Alipay on our retail marketplaces and consumer services platforms, up 26% year-over-year.  During this year’s festival, we continued to drive consumer value by offering savings and wider product assortment from high quality merchants.  We also enabled more brands to generate greater GMV and increase their penetration into less developed areas.  Over 200,000 brands, including 22,000 international brands, participated in this year’s event, among which 15 brands each generated GMV of over RMB1 billion (US$143.0 million) and 299 brands each generated GMV of over RMB100 million (US$14.3 million).  Consumer demand from less developed areas remained robust, accounting for 54% of the GMV during the festival.

New Retail — developing new business models to enable the digital transformation of brick-and-mortar retailing.

Creating the New — Our self-operated grocery retail chain Freshippo (known as “Hema” in Chinese) continues to achieve solid same-store sales growth.  Freshippo has been implementing multi-format retail strategies and introducing new initiatives to improve user experience and customer loyalty.  As of December 31, 2019, we had 197 self-operated Freshippo stores in China, primarily located in tier 1 and tier 2 cities.  We will continue to invest in the growth of this business by, among other things, increasing Freshippo’s store density in existing cities in order to improve consumer coverage and delivery efficiency.

Transforming the Old — In September 2019, Tmall Supermarket launched a store-to-door business with Sun Art Retail Group to make half-day delivery of food and daily necessity products to consumers living beyond the catchment area of Sun Art’s stores.  The service marries Sun Art’s store-based inventories with Alibaba’s logistics infrastructure powered by Cainiao Network to better serve consumers that live within a 3-to-20 kilometer delivery radius of Sun Art’s stores.

Local consumer services — delivering strong growth in less developed areas by leveraging assets in the Alibaba Digital Economy.  During the quarter, we continued to achieve strong growth in GMV driven by robust order growth.  We continued to penetrate into less developed areas with strong growth potential and synergies with other businesses in the Alibaba Digital Economy.  During the quarter, GMV from less developed areas grew about 40% year-over-year.

We are leveraging our relationship with Ant Financial and other assets in the Alibaba Digital Economy to further benefit our local consumer services business.  In the quarter ended December 31, 2019, Ele.me acquired 48% of its new customers from the Alipay app.

Cainiao Network — increasing merchant adoption of cross-border logistics and fulfillment solutions.  Cainiao Network continues to focus on improving domestic and international one-stop-shop logistics services and supply chain management solutions to serve the Alibaba Digital Economy’s consumers and merchants.  During the quarter, Cainiao Network’s revenue grew 67% year-over-year to RMB7,518 million (US$1,080 million).  This revenue growth was primarily driven by increased merchant adoption of “Fulfilled by Cainiao” services from our fast growing cross-border businesses.

Cainiao Network and its logistics partners delivered a record 1.29 billion packages generated from this year’s 11.11 Global Shopping Festival.  During this year’s festival, Cainiao Post enabled greater delivery efficiency with 362 million packages picked up at its stations around the country, up 88% year-over-year.

In November 2019, we made an additional investment of RMB23.3 billion (US$3.3 billion) to increase our equity stake in Cainiao Network from approximately 51% to approximately 63%, by subscribing for newly issued Cainiao Network ordinary shares in its latest financing round and purchasing ordinary shares from a third party.  With more financial resources, Cainiao Network will be able to continue its investment in technologies and logistics infrastructure services to strengthen its smart logistics network.

International — strong growth in our global markets.

Lazada — Our Southeast Asian e-commerce platform Lazada saw robust growth momentum in its marketplace business, driven by strong order volume growth and the doubling of quarterly active merchants year-over-year.  Lazada recorded 97% year-over-year quarterly order growth reflecting strong consumer demand in the apparel and accessories and general merchandise categories.  Lazada’s user engagement programs and promotional campaigns, including the 11.11 Global Shopping Festival, drove strong mobile DAU growth during the quarter.

AliExpress — AliExpress continues to deliver robust user and GMV growth by leveraging our digital commerce technology and global logistics infrastructure.  AliExpress continues to focus on increasing the number of high quality merchants that can offer price competitive products to meet the strong consumption demand of the marketplace’s international consumers.  During the quarter, AliExpress saw robust merchant and consumer participation in the 11.11 Global Shopping Festival, which generated strong GMV growth of 46% year-over-year.

In October 2019, we completed the contribution of our AliExpress Russia businesses to a joint venture with Mail.ru Group, MegaFon and Russian Direct Investment Fund (“RDIF”).  We hold less than a majority of the voting rights to comply with local regulations, and as a result we deconsolidated the AliExpress Russia businesses upon the completion of this transaction in this quarter.

Cloud Computing

Alibaba Cloud maintains its leadership position in China’s cloud computing market by developing technology and business solutions that enable the digital transformation of businesses across industries in the public and private sectors.  During the quarter, Alibaba Cloud reached two important financial and technological milestones.  First, our cloud computing business for the first time generated over RMB10 billion of revenue in a single quarter.  Cloud computing revenue grew 62% year-over-year to RMB10,721 million (US$1,540 million), driven by increased revenue contributions from both our public cloud and hybrid cloud businesses.

Second, ahead of this year’s 11.11 Global Shopping Festival, Alibaba Cloud enabled the migration of the core systems of our e-commerce businesses onto our public cloud.  During the festival, Alibaba Cloud provided a highly scalable, reliable and secure public cloud infrastructure that handled a single day GMV of RMB268.4 billion (US$38.4 billion).  Its public cloud infrastructure and technologies enabled Alibaba Group to process over 544,000 orders per second at peak and 970 petabytes of data without disruption for the full 24 hour period during the festival.  This year’s festival also showcased the strength of our leading cyber security technology in the public cloud environment, which is a key priority of many of our public sector and industry customers.

We believe the migration of the core systems of Alibaba’s e-commerce businesses onto the public cloud is a major milestone that not only is generating greater operating efficiencies for Alibaba but also will encourage more customers to adopt our public cloud infrastructure.

Digital Media and Entertainment

For the quarter, Youku’s average daily subscribers increased 59% year-over-year.  The increase was primarily driven by Youku’s more effective targeting of new subscribers during key promotional campaigns, an increase of auto-renewal subscribers and a greater contribution from the 88VIP membership program on our China retail marketplaces.  We continue to invest in original content production capabilities while seeking cost efficiencies and return on investment, resulting in narrowing adjusted EBITA losses year-over-year during the quarter.

Initial Public Offering in Hong Kong

On November 26, 2019, we successfully listed our ordinary shares on the main board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) with a global offering of 575,000,000 ordinary shares, comprised of an international offering and a Hong Kong public offering.  The Hong Kong-listed shares are fully fungible with our American depositary shares (“ADSs”) listed on the New York Stock Exchange (“NYSE”) (one ADS representing eight ordinary shares).  Our gross proceeds from the global offering, before deducting underwriting fees and the offering expenses, were approximately HK$101.2 billion (US$13.0 billion). We plan to use these proceeds for the further implementation of our strategies to drive user growth and engagement, empower businesses to facilitate digital transformation and improve operational efficiency, and continue to innovate.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended December 31, 2019, net cash provided by operating activities was RMB96,505 million (US$13,862 million), an increase of 49% compared to RMB64,898 million in the same quarter of 2018.  Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2019 increased by 52% to RMB78,279 million (US$11,244 million), from RMB51,373 million in the same quarter of 2018, which was primarily due to our robust profitability growth as well as a decrease in capital expenditure spending and an increase in annual service fee deposits from merchants. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	December 31,	September 30,	December 31,	Net adds
	2018	2019	2019	YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	636	693	711	75	18
Mobile monthly active users (MAUs)(2) (in millions)	699	785	824	125	39

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2019.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2018	2019		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	117,278	161,456	23,192	38%

Income from operations	26,798	39,560	5,682	48%
Operating margin	23%	25%
Adjusted EBITDA(2)	40,708	55,880	8,027	37%
Adjusted EBITDA margin(2)	35%	35%
Adjusted EBITA(2)	36,567	50,662	7,277	39%
Adjusted EBITA margin(2)	31%	31%

Net income	30,964	50,132	7,201	62%
Net income attributable to ordinary shareholders	33,052	52,309	7,514	58%
Non-GAAP net income(2)	29,797	46,493	6,678	56%

Diluted earnings per share(3)	1.58	2.44	0.35	54%
Diluted earnings per ADS(3)	12.64	19.55	2.81	55%
Non-GAAP diluted earnings per share(2)(3)	1.52	2.27	0.33	49%
Non-GAAP diluted earnings per ADS(2)(3)	12.19	18.19	2.61	49%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. The translation of RMB into US$ for the GMV of 11.11 Global Shopping Festival was made at RMB6.9945 to US$1.00, the central parity rate announced by the People’s Bank of China (“PBOC”) on November 8, 2019. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)  Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

DECEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2019
	Core commerce		Cloud computing	Digital media and entertainment		Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB		RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	141,475		10,721	7,396		1,864	—	161,456	23,192

Income (loss) from operations	51,347		(1,822)	(3,960)		(2,856)	(3,149)	39,560	5,682
Add: Share-based compensation expense	3,863		1,460	332		963	1,212	7,830	1,125
Add: Amortization of intangible assets	2,865		6	330		23	48	3,272	470

Adjusted EBITA	58,075	(2)	(356)	(3,298	) (3)	(1,870)	(1,889)	50,662	7,277
Adjusted EBITA margin	41%		(3)%	(45)%		(100)%		31%

	Three months ended December 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment		Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB		RMB	RMB	RMB
	(in millions, except percentages)
Revenue	102,843	6,611	6,491		1,333	—	117,278

Income (loss) from operations	40,368	(1,233)	(7,097)		(2,549)	(2,691)	26,798
Add: Share-based compensation expense	3,253	954	769		940	1,044	6,960
Add: Amortization of intangible assets	2,458	5	294		13	39	2,809

Adjusted EBITA	46,079	(274)	(6,034	)(3)	(1,596)	(1,608)	36,567
Adjusted EBITA margin	45%	(4)%	(93)%		(120)%		31%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 22% year-over-year to RMB66,371 million (US$9,534 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

(3)         Adjusted EBITA loss in the quarter ended December 31, 2019 included impairment charges on licensed copyrights of RMB2.1 billion (US$302 million), compared to RMB2.8 billion in the same quarter of 2018.

DECEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended December 31, 2019 was RMB161,456 million (US$23,192 million), an increase of 38% compared to RMB117,278 million in the same quarter of 2018. The increase was mainly driven by the robust revenue growth of our China commerce retail business and cloud computing.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	49,592	42%	61,235	8,796	38%	23%
- Commission	20,165	17%	23,409	3,362	14%	16%
- Others*	11,298	10%	25,814	3,708	16%	128%
	81,055	69%	110,458	15,866	68%	36%
China commerce wholesale	2,694	2%	3,365	483	2%	25%
International commerce retail	5,834	5%	7,396	1,062	5%	27%
International commerce wholesale	2,175	2%	2,457	353	1%	13%
Cainiao logistics services	4,491	4%	7,518	1,080	5%	67%
Local consumer services	5,159	5%	7,584	1,089	5%	47%
Others	1,435	1%	2,697	389	2%	88%
Total core commerce	102,843	88%	141,475	20,322	88%	38%

Cloud computing	6,611	6%	10,721	1,540	7%	62%
Digital media and entertainment	6,491	5%	7,396	1,062	5%	14%
Innovation initiatives and others	1,333	1%	1,864	268	0%	40%
Total	117,278	100%	161,456	23,192	100%	38%

*                 “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly direct import, Tmall Supermarket, Freshippo and Intime.

Core commerce

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended December 31, 2019 was RMB110,458 million (US$15,866 million), an increase of 36% compared to RMB81,055 million in the same quarter of 2018. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 21% year-over-year, reflecting an increase of 23% in customer management revenue and an increase of 16% in commission revenue. The growth of customer management revenue was primarily the result of an increase in the average unit price per click and an increase in the volume of paid clicks.

The growth of commission revenue was primarily due to strong 24% year-over-year growth of Tmall online physical goods GMV (excluding unpaid orders).  Commission revenue did not grow in proportion to the growth of Tmall online physical goods GMV (excluding unpaid orders) primarily because more merchants, particularly in those strategically important categories, received preferential commission rates, as well as the revenue mix shift within Tmall Supermarket from commission-based revenue towards direct sales, which is classified as “Others” revenue under China commerce retail business.

“Others” revenue under China commerce retail business was RMB25,814 million (US$3,708 million), a significant increase compared to RMB11,298 million in the same quarter of 2018, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2019 was RMB3,365 million (US$483 million), an increase of 25% compared to RMB2,694 million in the same quarter of 2018. The increase was primarily due to an increase in revenue from customer management and other value-added services on 1688.com, our domestic wholesale marketplace, as well as an increase in revenue from Lingshoutong, a digital sourcing platform that connects FMCG brand manufacturers and their distributors directly to local mom-and-pop stores in China.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended December 31, 2019 was RMB7,396 million (US$1,062 million), an increase of 27% compared to RMB5,834 million in the same quarter of 2018.  The increase was primarily due to the growth in revenue generated by Lazada, which was partially offset by the exclusion of revenue from the AliExpress Russia businesses, which we deconsolidated upon the formation of a Russian joint venture in October 2019.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended December 31, 2019 was RMB2,457 million (US$353 million), an increase of 13% compared to RMB2,175 million in the same quarter of 2018. The increase was primarily due to an increase in the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB7,518 million (US$1,080 million) in the quarter ended December 31, 2019, an increase of 67% compared to RMB4,491 million in the same quarter of 2018, primarily due to the increase in the volume of orders fulfilled from our fast growing cross-border businesses.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB7,584 million (US$1,089 million) in the quarter ended December 31, 2019, an increase of 47% compared to RMB5,159 million in the same quarter of 2018, primarily due to the increase in the volume of orders delivered.

Cloud computing

Revenue from our cloud computing business in the quarter ended December 31, 2019 was RMB10,721 million (US$1,540 million), an increase of 62% compared to RMB6,611 million in the same quarter of 2018, primarily driven by increased revenue contributions from both our public cloud and hybrid cloud businesses.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended December 31, 2019 was RMB7,396 million (US$1,062 million), an increase of 14% compared to RMB6,491 million in the same quarter of 2018.  The increase was mainly due to our consolidation of Alibaba Pictures starting in March 2019.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended December 31, 2019 was RMB1,864 million (US$268 million), an increase of 40% compared to RMB1,333 million in the same quarter of 2018.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,
	2018		2019			% of
	RMB	% of Revenue	RMB	US$	% of Revenue	Revenue YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	60,813	52%	84,332	12,114	52%	0%
Product development expenses	8,901	8%	11,077	1,591	7%	(1)%
Sales and marketing expenses	12,104	10%	15,800	2,270	9%	(1)%
General and administrative expenses	5,853	5%	7,415	1,065	5%	0%
Amortization of intangible assets	2,809	2%	3,272	470	2%	0%
Total costs and expenses	90,480	77%	121,896	17,510	75%	(2)%

Share-based compensation expense:
Cost of revenue	1,582	2%	1,685	243	1%	(1)%
Product development expenses	2,987	3%	3,644	523	2%	(1)%
Sales and marketing expenses	838	0%	961	138	0%	0%
General and administrative expenses	1,553	1%	1,540	221	1%	0%
Total share-based compensation expense	6,960	6%	7,830	1,125	4%	(2)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	59,231	50%	82,647	11,871	51%	1%
Product development expenses	5,914	5%	7,433	1,068	5%	0%
Sales and marketing expenses	11,266	10%	14,839	2,132	9%	(1)%
General and administrative expenses	4,300	4%	5,875	844	4%	0%
Amortization of intangible assets	2,809	2%	3,272	470	2%	0%
Total costs and expenses excluding share-based compensation expense	83,520	71%	114,066	16,385	71%	0%

Cost of revenue — Cost of revenue in the quarter ended December 31, 2019 was RMB84,332 million (US$12,114 million), or 52% of revenue, compared to RMB60,813 million, or 52% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 50% in the quarter ended December 31, 2018 to 51% in the quarter ended December 31, 2019. The increase was primarily due to an increase in revenue mix shift towards direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, as well as our consolidation of Kaola, partly offset by a decrease in content cost by Youku and efficiency gains from our technology and infrastructure.

Product development expenses — Product development expenses in the quarter ended December 31, 2019 were RMB11,077 million (US$1,591 million), or 7% of revenue, compared to RMB8,901 million, or 8% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in the quarter ended December 31, 2019 compared to the same quarter of 2018.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2019 were RMB15,800 million (US$2,270 million), or 9% of revenue, compared to RMB12,104 million, or 10% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 10% in the quarter ended December 31, 2018 to 9% in the quarter ended December 31, 2019.

General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2019 were RMB7,415 million (US$1,065 million), or 5% of revenue, compared to RMB5,853 million, or 5% of revenue, in the same quarter of 2018. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would also have remained stable at 4% in the quarter ended December 31, 2019 compared to the same quarter of 2018.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2019 was RMB7,830 million (US$1,125 million), an increase of 13% compared to RMB6,960 million in the same quarter of 2018. Share-based compensation expense as a percentage of revenue decreased to 4% in the quarter ended December 31, 2019, as compared to 6% in the same quarter of 2018.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	December 31, 2018		September 30, 2019		December 31, 2019			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	5,879	5%	6,899	6%	6,587	946	4%	12%	(5)%
Ant Financial share-based awards granted to our employees(2)	505	0%	303	0%	347	50	0%	(31)%	15%
Others(3)	576	1%	943	1%	896	129	0%	56%	(5)%
Total share-based compensation expense	6,960	6%	8,145	7%	7,830	1,125	4%	13%	(4)%

(1)                    This includes awards granted to our employees, Ant Financial and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019. Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under US GAAP.  As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment. Commencing upon the receipt of the 33% equity interest in Ant Financial on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Financial employees are recognized in share of results of equity investees.

(2)                    Awards subject to mark-to-market accounting treatment.

(3)                    Others primarily relate to share-based awards underlying the equity of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees remained stable in this quarter compared to the previous quarter. We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards that we grant in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by future changes in the valuation of Ant Financial, although any such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2019 was RMB3,272 million (US$470 million), an increase of 16% from RMB2,809 million in the same quarter of 2018.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2019 was RMB39,560 million (US$5,682 million), or 25% of revenue, an increase of 48% compared to RMB26,798 million, or 23% of revenue, in the same quarter of 2018.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 37% year-over-year to RMB55,880 million (US$8,027 million) in the quarter ended December 31, 2019, compared to RMB40,708 million in the same quarter of 2018.

Adjusted EBITA increased 39% year-over-year to RMB50,662 million (US$7,277 million) in the quarter ended December 31, 2019, compared to RMB36,567 million in the same quarter of 2018. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended December 31,
	2018		2019
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)
Core commerce	46,079	45%	58,075	8,342	41%
Cloud computing	(274)	(4)%	(356)	(51)	(3)%
Digital media and entertainment	(6,034)	(93)%	(3,298)	(474)	(45)%
Innovation initiatives and others	(1,596)	(120)%	(1,870)	(269)	(100)%

Core commerce segment — Adjusted EBITA increased by 26% to RMB58,075 million (US$8,342 million) in the quarter ended December 31, 2019, compared to RMB46,079 million in the same quarter of 2018, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB66,371 million (US$9,534 million), as well as our reduced loss in strategic businesses, partly offset by the effects of our consolidation of Kaola, which was also one of the factors that led to adjusted EBITA margin decreasing from 45% in the quarter ended December 31, 2018 to 41% in the quarter ended December 31, 2019.  The continuing revenue mix shift towards self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis, including the cost of inventory, also contributed to the decrease in adjusted EBITA margin.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and by a continuing revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended December 31, 2019 was a loss of RMB356 million (US$51 million), compared to a loss of RMB274 million in the same quarter of 2018. Adjusted EBITA margin improved to negative 3% in the quarter ended December 31, 2019 from negative 4% in the quarter ended December 31, 2018.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended December 31, 2019 was a loss of RMB3,298 million (US$474 million), compared to a loss of RMB6,034 million in the same quarter of 2018. Adjusted EBITA margin improved to negative 45% in the quarter ended December 31, 2019 from negative 93% in the quarter ended December 31, 2018, primarily due to reduced content cost by Youku as a result of our more disciplined content spending policy.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended December 31, 2019 was a loss of RMB1,870 million (US$269 million), compared to a loss of RMB1,596 million in the same quarter of 2018.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2019 was RMB17,136 million (US$2,462 million), compared to RMB11,560 million in the same quarter of 2018. The increase was primarily due to net gains arising from changes in the fair value of our equity investments in the quarter ended December 31, 2019 compared to net losses recorded in the same quarter of 2018, a one-time gain of RMB10.3 billion (US$1.5 billion) in relation to our contribution of the AliExpress Russia businesses into a joint venture we set up with Russian partners, which resulted in our deconsolidation of these businesses in this quarter, and a one-time non-cash gain in the same quarter of 2018 arising from the revaluation of our previously held equity interest in Koubei when we obtained control in December 2018.

In relation to the 33% equity interest in Ant Financial that we received in September 2019, we recognized in this quarter an upward adjustment of RMB2.3 billion (US$330 million) to the amount of the one-time gain we recognized in the previous quarter. This amount primarily represents adjustment of the fair value of our share of Ant Financial’s net assets as of the completion date of the transaction.

The above-mentioned gains and losses are excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended December 31, 2019 was RMB987 million (US$142 million), compared to RMB387 million in the same quarter of 2018.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2019 were RMB8,407 million (US$1,208 million), compared to RMB5,586 million in the same quarter of 2018.

Our effective tax rate remained stable at 15% in the quarter ended December 31, 2019 compared to the same quarter of 2018.  Excluding share-based compensation expense, revaluation and disposal gains/losses of investments and impairment of investments, our effective tax rate would have been 19% in the quarter ended December 31, 2019.

Share of results of equity investees

Share of results of equity investees in the quarter ended December 31, 2019 was a profit of RMB2,165 million (US$311 million), compared to a loss of RMB861 million in the same quarter of 2018.  We record our share of results of equity investees one quarter in arrears.  Share of results of equity investees in the quarter ended December 31, 2019 and the comparative periods consisted of the following:

	Three months ended
	December 31, 2018	September 30, 2019	December 31, 2019
	RMB	RMB	RMB	US$
	(in millions)
Share of profit (loss) of equity investees
- Ant Financial(1)	—	—	215	31
- Others	22	(2)	2,229	320
Impairment loss	(493)	(11,590)	—	—
Dilution gain (loss)	26	(20)	166	24
Others(2)	(416)	(348)	(445)	(64)
Total	(861)	(11,960)	2,165	311

(1)         We received the 33% equity interest in Ant Financial on September 23, 2019.  Similar to other equity method investees, we record our share of results of Ant Financial one quarter in arrears. As such, the share of profit of Ant Financial in the quarter ended December 31, 2019 reflects our share of profit of Ant Financial for the period from the day following receipt of the equity interest to the end of the quarter on September 30, 2019.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The share of profit of other equity investees in the quarter ended December 31, 2019 mainly include our share of profit in Suning, which primarily reflected a significant gain arising from Suning’s deconsolidation of one of its subsidiaries.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2019 was RMB50,132 million (US$7,201 million), an increase of 62% compared to RMB30,964 million in the same quarter of 2018.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended December 31, 2019 was RMB46,493 million (US$6,678 million), an increase of 56% compared to RMB29,797 million in the same quarter of 2018. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2019 was RMB52,309 million (US$7,514 million), an increase of 58% compared to RMB33,052 million in the same quarter of 2018.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2019 was RMB19.55 (US$2.81) on a weighted average of 21,393 million diluted shares outstanding during the quarter, an increase of 55% compared to RMB12.64 on a weighted average of 20,913 million diluted shares outstanding during the same quarter in 2018 (giving effect, in each case, to our share split in July 2019). Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2019 was RMB18.19 (US$2.61), an increase of 49% compared to RMB12.19 in the same quarter of 2018.

Diluted earnings per share in the quarter ended December 31, 2019 was RMB2.44 (US$0.35), an increase of 54% compared to RMB1.58 in the same quarter of 2018. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2019 was RMB2.27 (US$0.33), an increase of 49%, compared to RMB1.52 in the same quarter of 2018.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement.  Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

Cash, cash equivalents and short-term investments

As of December 31, 2019, cash, cash equivalents and short-term investments were RMB351,946 million (US$50,554 million), compared to RMB235,251 million as of September 30, 2019. The increase in cash, cash equivalents and short-term investments during the quarter ended December 31, 2019 was primarily due to net proceeds of RMB90,610 million (US$13,015 million) from the issuance of shares in connection with our global offering and free cash flow generated from operations of RMB78,279 million (US$11,244 million), partly offset by net cash used in investment and acquisition activities of RMB20,590 million (US$2,957 million), repayment of unsecured senior notes of US$2,250 million and cash used to acquire additional shares of Cainiao Network from a third party.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended December 31, 2019 was RMB96,505 million (US$13,862 million), an increase of 49% compared to RMB64,898 million in the same quarter of 2018.  Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2019 increased by 52% to RMB78,279 million (US$11,244 million), from RMB51,373 million in the same quarter of 2018, which was primarily due to our robust profitability growth as well as a decrease in capital expenditure spending and an increase in annual service fee deposits from merchants. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2019, net cash used in investing activities of RMB32,588 million (US$4,681 million) primarily reflected (i) cash outflow of RMB22,482 million (US$3,229 million) for investment and acquisition activities, including the acquisition of Kaola and investment in Meinian Onehealth Healthcare, (ii) capital expenditures of RMB6,659 million (US$956 million), which included cash outflow for the acquisition of land use rights and construction in progress relating to office campuses of RMB910 million (US$131 million), as well as (iii) the acquisition of licensed copyrights and other intangible assets of RMB5,274 million (US$758 million).  These cash outflows were partly offset by cash inflow of RMB1,892 million (US$272 million) from the disposal of various investments.

Employees

As of December 31, 2019, we had a total of 116,519 employees, compared to 111,524 as of September 30, 2019.

Share Subdivision and ADS Ratio Change

On July 30, 2019, we effected a 1-to-8 share subdivision, as a result of which each ordinary share was subdivided into eight ordinary shares (the “Share Subdivision”).  At the same time, we changed our ordinary share-to-ADS ratio.  Following the ADS ratio change, each ADS now represents eight ordinary shares.  Because the ADS ratio change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of our outstanding ADSs remains unchanged.

The tables below set forth the pre- and post-share subdivision earnings per share/ADS attributable to ordinary shareholders and weighted average number of shares used in calculating earnings per ordinary share for the periods indicated.

	Three months ended December 31,
	2018		2019
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	12.83	1.60	19.87	2.85	2.48	0.36
Diluted	12.64	1.58	19.55	2.81	2.44	0.35
Non-GAAP diluted	12.19	1.52	18.19	2.61	2.27	0.33

Earnings per ADS attributable to ordinary shareholders
Basic	12.83	12.83	19.87	2.85	19.87	2.85
Diluted	12.64	12.64	19.55	2.81	19.55	2.81
Non-GAAP diluted	12.19	12.19	18.19	2.61	18.19	2.61

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,576	20,608	2,632		21,058
Diluted	2,614	20,913	2,674		21,393

	Nine months ended December 31,
	2018		2019
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	23.94	2.99	55.98	8.04	7.00	1.01
Diluted	23.54	2.94	55.14	7.92	6.89	0.99
Non-GAAP diluted	29.83	3.73	43.88	6.30	5.49	0.79

Earnings per ADS attributable to ordinary shareholders
Basic	23.94	23.94	55.98	8.04	55.98	8.04
Diluted	23.54	23.54	55.14	7.92	55.14	7.92
Non-GAAP diluted	29.83	29.83	43.88	6.30	43.88	6.30

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,580	20,642	2,610		20,878
Diluted	2,623	20,984	2,649		21,187

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on February 13, 2020.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 9549246

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 9549246).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on February 13, 2020.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts for 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Adam Najberg
adam.najberg@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of The Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow.  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS.  We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.  We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income or loss, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) New Retail and direct import, (iii) Lazada and (iv) Cainiao Network.  Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach.  By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Financial, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses), licensed copyrights and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	117,278	161,456	23,192	283,346	395,397	56,795
Cost of revenue	(60,813)	(84,332)	(12,114)	(151,319)	(209,865)	(30,145)
Product development expenses	(8,901)	(11,077)	(1,591)	(28,776)	(32,493)	(4,667)
Sales and marketing expenses	(12,104)	(15,800)	(2,270)	(30,131)	(38,494)	(5,529)
General and administrative expenses	(5,853)	(7,415)	(1,065)	(17,277)	(20,326)	(2,920)
Amortization of intangible assets	(2,809)	(3,272)	(470)	(7,524)	(9,344)	(1,342)
Impairment of goodwill	—	—	—	—	(576)	(83)

Income from operations	26,798	39,560	5,682	48,319	84,299	12,109
Interest and investment income, net	11,560	17,136	2,462	25,441	80,671	11,588
Interest expense	(1,334)	(1,309)	(188)	(3,887)	(4,015)	(577)
Other income (loss), net	387	987	142	(1,228)	6,259	899

Income before income tax and share of results of equity investees	37,411	56,374	8,098	68,645	167,214	24,019
Income tax expenses	(5,586)	(8,407)	(1,208)	(11,528)	(17,934)	(2,576)
Share of results of equity investees	(861)	2,165	311	(262)	(9,278)	(1,333)

Net income	30,964	50,132	7,201	56,855	140,002	20,110
Net loss attributable to noncontrolling interests	2,156	2,042	293	5,118	6,211	892

Net income attributable to Alibaba Group Holding Limited	33,120	52,174	7,494	61,973	146,213	21,002

Accretion of mezzanine equity	(68)	135	20	(203)	(112)	(16)
Net income attributable to ordinary shareholders	33,052	52,309	7,514	61,770	146,101	20,986

Earnings per share attributable to ordinary shareholders(1)
Basic	1.60	2.48	0.36	2.99	7.00	1.01
Diluted	1.58	2.44	0.35	2.94	6.89	0.99

Earnings per ADS attributable to ordinary shareholders(1)
Basic	12.83	19.87	2.85	23.94	55.98	8.04
Diluted	12.64	19.55	2.81	23.54	55.14	7.92

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,608	21,058		20,642	20,878
Diluted	20,913	21,393		20,984	21,187

(1)         Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	102,843	141,475	20,322	244,506	342,239	49,160
Cloud computing(2)	6,611	10,721	1,540	16,976	27,799	3,993
Digital media and entertainment(3)	6,491	7,396	1,062	18,406	21,004	3,017
Innovation initiatives and others(4)	1,333	1,864	268	3,458	4,355	625

Total	117,278	161,456	23,192	283,346	395,397	56,795

(1)                                 Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, Cainiao logistics services and local consumer services.

(2)                                 Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                                 Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)                                 Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	40,368	51,347	7,375	87,680	118,465	17,016
Cloud computing	(1,233)	(1,822)	(262)	(4,472)	(5,259)	(755)
Digital media and entertainment	(7,097)	(3,960)	(569)	(16,192)	(10,446)	(1,500)
Innovation initiatives and others	(2,549)	(2,856)	(410)	(8,525)	(8,929)	(1,283)
Unallocated	(2,691)	(3,149)	(452)	(10,172)	(9,532)	(1,369)

Total	26,798	39,560	5,682	48,319	84,299	12,109

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	46,079	58,075	8,342	108,683	137,674	19,775
Cloud computing	(274)	(356)	(51)	(994)	(1,235)	(177)
Digital media and entertainment	(6,034)	(3,298)	(474)	(12,968)	(7,738)	(1,111)
Innovation initiatives and others	(1,596)	(1,870)	(269)	(4,039)	(5,752)	(826)
Unallocated	(1,608)	(1,889)	(271)	(4,458)	(5,640)	(811)

Total	36,567	50,662	7,277	86,224	117,309	16,850

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS (CONTINUED)

The table below sets forth selected financial information of our operating segments for nine months ended December 31, 2019:

	Nine months ended December 31, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	342,239		27,799	21,004	4,355	—	395,397	56,795

Income (loss) from operations	118,465		(5,259)	(10,446)	(8,929)	(9,532)	84,299	12,109
Add: Share-based compensation expense	11,074		4,007	1,718	3,114	3,177	23,090	3,316
Add: Amortization of intangible assets	8,135		17	990	63	139	9,344	1,342
Add: Impairment of goodwill	—		—	—	—	576	576	83

Adjusted EBITA	137,674	(2)	(1,235)	(7,738)	(5,752)	(5,640)	117,309	16,850
Adjusted EBITA margin	40%		(4)%	(37)%	(132)%		30%

	Nine months ended December 31, 2018
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	244,506	16,976	18,406	3,458	—	283,346

Income (loss) from operations	87,680	(4,472)	(16,192)	(8,525)	(10,172)	48,319
Add: Share-based compensation expense	14,640	3,463	2,297	4,456	5,525	30,381
Add: Amortization of intangible assets	6,363	15	927	30	189	7,524

Adjusted EBITA	108,683	(994)	(12,968)	(4,039)	(4,458)	86,224
Adjusted EBITA margin	44%	(6)%	(70)%	(117)%		30%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 25% year-over-year to RMB158,781 million (US$22,807 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2019	2019
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,976	350,575	50,357
Short-term investments	3,262	1,371	197
Restricted cash and escrow receivables	8,518	20,949	3,009
Investment securities	9,927	5,264	756
Prepayments, receivables and other assets	58,590	81,287	11,676
Total current assets	270,273	459,446	65,995

Investment securities	157,090	178,155	25,590
Prepayments, receivables and other assets(1)	28,018	54,715	7,860
Investment in equity investees	84,454	183,882	26,413
Property and equipment, net	92,030	101,520	14,582
Intangible assets, net	68,276	64,748	9,301
Goodwill	264,935	277,029	39,793
Total assets	965,076	1,319,495	189,534

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,356	4,215	605
Current unsecured senior notes	15,110	—	—
Income tax payable	17,685	21,883	3,143
Escrow money payable	8,250	9,205	1,322
Accrued expenses, accounts payable and other liabilities(1)	117,711	165,275	23,741
Merchant deposits	10,762	23,967	3,443
Deferred revenue and customer advances	30,795	37,913	5,446
Total current liabilities	207,669	262,458	37,700

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2019	2019
	RMB	RMB	US$
	(in millions)

Deferred revenue	1,467	1,939	278
Deferred tax liabilities	22,517	43,879	6,303
Non-current bank borrowings	35,427	38,797	5,573
Non-current unsecured senior notes	76,407	79,375	11,401
Other liabilities(1)	6,187	25,937	3,726
Total liabilities	349,674	452,385	64,981

Commitments and contingencies	—	—	—
Mezzanine equity	6,819	7,795	1,120
Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	231,783	337,046	48,414
Treasury shares at cost	—	—	—
Restructuring reserve	(97)	—	—
Subscription receivables	(49)	(50)	(7)
Statutory reserves	5,068	5,969	857
Accumulated other comprehensive loss	(2,335)	(2,048)	(294)
Retained earnings	257,886	403,198	57,916

Total shareholders’ equity	492,257	744,116	106,886
Noncontrolling interests	116,326	115,199	16,547

Total equity	608,583	859,315	123,433

Total liabilities, mezzanine equity and equity	965,076	1,319,495	189,534

(1)         We adopted ASU 2016-02, “Leases (Topic 842)” beginning in the first quarter of fiscal year 2020 using the modified retrospective method and no adjustments are made to the comparative periods. Adoption of the standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019.

Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets, and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	64,898	96,505	13,862	132,422	178,443	25,632
Net cash used in investing activities	(31,055)	(32,588)	(4,681)	(134,309)	(75,077)	(10,784)
Net cash (used in) provided by financing activities	(8,915)	61,287	8,803	(8,111)	67,886	9,751
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(66)	(1,952)	(280)	4,387	1,778	255

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	24,862	123,252	17,704	(5,611)	173,030	24,854
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	172,253	248,272	35,662	202,726	198,494	28,512

Cash and cash equivalents, restricted cash and escrow receivables at end of period	197,115	371,524	53,366	197,115	371,524	53,366

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	30,964	50,132	7,201	56,855	140,002	20,110
Less: Interest and investment income, net	(11,560)	(17,136)	(2,462)	(25,441)	(80,671)	(11,588)
Add: Interest expense	1,334	1,309	188	3,887	4,015	577
Less: Other income (loss), net	(387)	(987)	(142)	1,228	(6,259)	(899)
Add: Income tax expenses	5,586	8,407	1,208	11,528	17,934	2,576
Add: Share of results of equity investees	861	(2,165)	(311)	262	9,278	1,333
Income from operations	26,798	39,560	5,682	48,319	84,299	12,109
Add: Share-based compensation expense	6,960	7,830	1,125	30,381	23,090	3,316
Add: Amortization of intangible assets	2,809	3,272	470	7,524	9,344	1,342
Add: Impairment of goodwill	—	—	—	—	576	83
Adjusted EBITA	36,567	50,662	7,277	86,224	117,309	16,850
Add: Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	4,141	5,218	750	10,553	14,910	2,142
Adjusted EBITDA	40,708	55,880	8,027	96,777	132,219	18,992

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	46,079	58,075	8,342	108,683	137,674	19,775
Less: Effects of local consumer services, New Retail and direct import, Lazada and Cainiao Network	8,224	8,296	1,192	18,218	21,107	3,032
Marketplace-based core commerce adjusted EBITA	54,303	66,371	9,534	126,901	158,781	22,807

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	30,964	50,132	7,201	56,855	140,002	20,110
Add: Share-based compensation expense	6,960	7,830	1,125	30,381	23,090	3,316
Add: Amortization of intangible assets	2,809	3,272	470	7,524	9,344	1,342
Add: Impairment of investments and goodwill	7,552	4,842	695	7,910	24,947	3,583
Less: Gain on deemed disposals/disposals/ revaluation of investments and others	(16,859)	(17,015)	(2,444)	(27,564)	(15,098)	(2,168)
Less: Gain in relation to the receipt of the 33% equity interest in Ant Financial	—	(2,336)	(336)	—	(71,561)	(10,279)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	—	—	198	97	14
Adjusted for tax effects on non-GAAP adjustments(1)	(1,695)	(232)	(33)	(1,953)	(629)	(90)

Non-GAAP net income	29,797	46,493	6,678	73,351	110,192	15,828

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to the share-based compensation expense, certain gains and losses from investments and amortization of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	33,052	52,309	7,514	61,770	146,101	20,986
Dilution effect on earnings arising from option plans operated by equity investees and subsidiaries	(16)	(32)	(5)	(31)	(47)	(7)
Net income attributable to ordinary shareholders — diluted	33,036	52,277	7,509	61,739	146,054	20,979
Add: Non-GAAP adjustments to net income(1)	(1,167)	(3,639)	(523)	16,496	(29,810)	(4,282)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	31,869	48,638	6,986	78,235	116,244	16,697

Weighted average number of shares on a diluted basis (million shares)(5)	20,913	21,393		20,984	21,187

Diluted earnings per share(2)(5)	1.58	2.44	0.35	2.94	6.89	0.99
Add: Non-GAAP adjustments to net income per share(3)(5)	(0.06)	(0.17)	(0.02)	0.79	(1.40)	(0.20)

Non-GAAP diluted earnings per share(4)(5)	1.52	2.27	0.33	3.73	5.49	0.79

Diluted earnings per ADS(2)(5)	12.64	19.55	2.81	23.54	55.14	7.92
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(0.45)	(1.36)	(0.20)	6.29	(11.26)	(1.62)

Non-GAAP diluted earnings per ADS(4)(5)	12.19	18.19	2.61	29.83	43.88	6.30

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)        Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)        Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	64,898	96,505	13,862	132,422	178,443	25,632
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(10,011)	(5,749)	(825)	(26,648)	(20,781)	(2,985)
Less: Acquisition of licensed copyrights and other intangible assets	(3,514)	(5,274)	(758)	(12,010)	(10,120)	(1,454)
Less: Changes in the consumer protection fund deposits	—	(7,203)	(1,035)	—	(12,414)	(1,783)

Free cash flow	51,373	78,279	11,244	93,764	135,128	19,410

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of annual active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019
	(in millions)
Annual active consumers	552	576	601	636	654	674	693	711

Mobile

The table below sets forth the number of mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019
	(in millions)
Mobile MAUs	617	634	666	699	721	755	785	824